FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
J M Flint, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

     (i) Acquisition of an interest in 64,239 shares arising from a conditional award of shares under the Group Performance Share Plan being the long-term incentive plan of the HSBC Share Plan 2011.

    (ii) Acquisition of an interest in 55,667 shares arising from a deferred award of Restricted Shares under the HSBC Share Plan 2011.

   (iii) Acquisition of an interest in 37,112 shares arising from a non-deferred award of Restricted Shares under the HSBC Share Plan 2011. The Trustees of the Plan sold 18,556 shares to meet the tax liability arising on the immediate vesting of this award. The interest in the balance of 18,556 shares has been transferred to J M Flint as beneficial owner and must be retained for six months.

   (iv) Release by the Trustees of 67,510 ordinary shares upon the partial vesting of Restricted Shares awarded previously to J M Flint. The Trustees of the Plan sold a total of 50,633 shares including 33,756 to meet the tax liability. 16,877 shares have been transferred to J M Flint as beneficial owner and must be retained for six months.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
(i) 64,239 (ii) 55,667 (iii) 37,112
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
(iii) 18,556 (iv) 50,633
7	Price per share or value of transaction
(i)and (ii) N/A (iii) £7.3220 (iv) £7.3294
8	Date and place of transactions
(i), (ii) and (iii) 11 March 2013, London (iv) 12 March 2013, London
9	Date issuer informed of transactions
13 March 2013
10	Name of duly authorised officer/official of issuer responsible for making notification
Steve Owen, Assistant Secretary, 020 7991 3879
11	Date of notification
13 March 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 13 March 2013